UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

RIDGEWOOD ENERGY X FUND, LLC
(Exact name of registrant as specified in its charter)

Delaware	26-0870318
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

947 Linwood Avenue, Ridgewood, NJ	07450
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (800) 942-5550

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class:

Shares of Membership Interest

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☒

RIDGEWOOD ENERGY X FUND, LLC
REGISTRATION STATEMENT ON FORM 10
TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement on Form 10 (“Registration Statement”) and the documents Ridgewood Energy X Fund, LLC (the “Fund”) has incorporated by reference into this Registration Statement, other than purely historical information, including estimates, projections, statements relating to the Fund’s business plans, strategies, objectives and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “plan,” “target,” “pursue,” “may,” “will likely result,” and similar expressions.  Examples of such events that could cause actual results to differ materially from historical results or those anticipated include weather conditions, such as hurricanes, changes in market conditions affecting the pricing of oil and natural gas, the cost and availability of equipment, and changes in governmental regulations.  The Fund undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

WHERE YOU CAN GET MORE INFORMATION

The Fund will file annual, quarterly and current reports and certain other information with the Securities Exchange Commission (“SEC”). Persons may read and copy any materials the Fund files with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington D.C. 20549, on official business days during the hours of 10 a.m. to 3 p.m. Eastern Time.  Information may be obtained from the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

ITEM 1. BUSINESS

Overview

The Fund is a Delaware limited liability company (“LLC”) formed on August 30, 2007 to acquire interests primarily in oil and natural gas properties located in the United States waters of Texas, Louisiana and Alabama in the Gulf of Mexico. Ridgewood Energy Corporation (“Ridgewood Energy”) or (the “Manager”), a Delaware corporation, is the Manager.

The Fund initiated its private placement offering on January 2, 2008, selling whole and fractional shares of membership interests (“Shares”), consisting of Limited Liability Shares of Membership Interests (“Limited Liability Shares”) and Investor GP Shares of Membership Interests (“Investor GP Shares”), primarily at $200 thousand per whole Share, with fractional interests being sold primarily at a price equal to such whole Share price times the amount of the fractional interest purchased. There is no public market for the Shares and one is not likely to develop. In addition, the Shares are subject to material restrictions on transfer and resale and cannot be transferred or resold except in accordance with the Fund’s limited liability company agreement (the “LLC Agreement”) and applicable federal and state securities laws. The offering was terminated on April 30, 2008.  The Fund raised $94.7 million and after payment of $15.4 million in offering fees, commissions and investment fees, the Fund had $79.3 million for investments and operating expenses.

Manager

Ridgewood Energy was founded in 1982 by Robert E. Swanson. The Manager has direct and exclusive control over the management of the Fund's operations. With respect to project investments, the Manager locates potential projects, conducts appropriate due diligence and negotiates and completes the transactions in which the investments are made. This includes review of existing title documents, reserve information, and other technical specifications regarding a project, and the review and preparation of participation agreements and other agreements relating to an investment.

The Manager performs, or arranges for the performance of, the management, advisory and administrative services required for Fund operations. Such services include, without limitation, the administration of shareholder accounts, shareholder relations and the preparation, review and dissemination of tax and other financial information. In addition, the Manager provides office space, equipment and facilities and other services necessary for Fund operations. The Manager also engages and manages the contractual relations with unaffiliated custodians, depositories, accountants, attorneys, broker-dealers, corporate fiduciaries, insurers, banks and others as required.

The Fund is required to pay all other expenses it may incur, including insurance premiums, expenses of preparing and printing periodic reports for shareholders and the SEC, commission fees, taxes, outside legal, accounting and consulting fees, litigation expenses and other expenses. The Fund is required to reimburse the Manager for all such expenses paid on its behalf.

As compensation for their services, the Manager is entitled to an annual management fee, payable monthly, equal to 2.5% of the total capital contributions made by the Fund’s shareholders, net of cumulative dry-hole and related well costs incurred by the Fund.  The Fund paid the Manager fees for its management services totaling $2.0 million for the year ended December 31, 2008.  Additionally, the Manager receives a 15% interest in cash distributions made by the Fund.  The Fund paid the Manager distributions totaling $33 thousand during the year ended December 31, 2008.

In 2008, the Fund paid a one-time investment fee to the Manager of approximately 4.5% of initial capital contributions, or $4.3 million, for services of investigating and evaluating investment opportunities and effecting transactions.  Additionally, in 2008, the Fund incurred an offering fee, payable to the Manager, totaling $3.3 million, which approximated 3.5% of capital contributions directly related to the offer and sale of Shares of the Fund.  At December 31, 2008, such offering fee was included in syndication costs of $11.1 million.

Business Strategy

The Fund’s primary investment objective is to generate cash for distribution to the Fund’s shareholders through the acquisition of “working interests” in the exploration, production and sale of oil and natural gas.  Distributions are funded from cash flow from operations, and the frequency and amount are within the Manager’s discretion subject to available cash from operations, reserve requirements and Fund operations.  A “working interest” is a percentage of ownership in an oil and natural gas lease granting its owner the right to explore, drill and produce oil and natural gas from projects on that lease block. The Fund tries to focus on projects that have significant reserve potential and are projected to have the shortest time period from investment to first production. The Fund does not operate these projects, and although it has a vote, it is not in control of the schedule pursuant to which its projects are developed and completed.  Working interest owners are obligated to pay a corresponding percentage of the cost of leasing, drilling, producing and operating a well. After royalties are paid, the working interest also entitles its owner to share in production revenues with other working interest owners, based on the percentage of working interest owned.

By virtue of its acquisition of working interests in various leases, the Fund invests and participates in exploration and production of oil and natural gas projects in leases located in the waters of the Gulf of Mexico on the Outer Continental Shelf (“OCS”). These activities are governed by the Outer Continental Shelf Lands Act (“OCSLA”) enacted in 1953 and administered by the Mineral Management Services (“MMS”). The Fund generally looks to invest in working interests that have been proposed by larger independent oil and natural gas companies seeking to minimize their risks by selling a portion of their interest in the working interest. These investments may require the Fund to pay a disproportionate part of the drilling costs on the exploratory well of a project than its working interest would otherwise require. This is called a promote, which is common in the oil and natural gas exploration industry. In addition, notwithstanding the sale of an interest to the Fund, the seller may retain a right for some period of time to payments from sales of oil and natural gas production from a well or project. This is called an overriding interest, which is also common in this industry. Notwithstanding any such promote or overriding interest, the Fund invests in projects that it believes contain sufficient commercial quantities of oil or natural gas and which are near (i) existing oil or natural gas gathering and processing infrastructure and (ii) developed markets where the Fund can sell its oil or natural gas.

For potential project investments, the Manager reviews reserve analyses provided by the operators.  The Manager employs individuals in its Houston, Texas office that can perform significant analysis of the operator’s information. However, if necessary, the Fund may retain independent engineers to review the operator’s reserve analysis and/or conduct an independent review.  For producing properties, the Manager engages independent petroleum engineers to examine and provide reserve estimates on the Fund’s behalf.

Once the Manager determines that a particular project (i.e., working interest in a lease block) is an appropriate investment for the Fund, the Manager enters into a participation agreement and a joint operating agreement with the other working interest owners in a lease.  Pursuant to the participation agreements and operating agreements, proposals and decisions are made based on percentage ownership approvals.

The Manager, on behalf of the Fund, and other working interest owners retain the right to make proposals involving certain operational matters associated with a project.  This limits the operator’s inclination to act on its own or against the interests of the other working interest owners of the project.  In accordance with the Manager’s working interest, the Manager reviews, discusses and consents to the details of the drilling plan, monitors progress under such plan, contributes ideas to the design of and budget for production facilities and then monitors the construction of those facilities.  In addition, the Manager retains the right to review and audit the operator’s financial records related to the project to ensure the project is executed according to budget.  Once a well is in production, the Manager continually monitors, evaluates and discusses the well production rate with the operator.

Manager’s Investment Committee and Investment Criteria

The Manager maintains an investment committee, consisting of six members, which provides operational, scientific and technical oil and natural gas expertise to the Fund.  Five members of the investment committee are based out of the Manager’s Ridgewood, New Jersey office and one member of the investment committee is based out of the Manager’s Houston, Texas office. In considering projects, the investment committee and other members of the investment team evaluate each project against a list of factors that it believes will result in the selection of those projects that have the highest probability of success. These factors, in no particular order, include, but are not limited to (i) targeting projects that have or are expected to have operators with significant resources and experience in oil and natural gas exploration; (ii) targeting projects that have or are expected to have partners that also have significant resources and experience in oil and natural gas exploration; (iii) technical quality of the project including its geology, seismic profile, locational trends, and whether the project has potential for multiple prospects; (iv) oil or natural gas reserve potential; (v) whether and the extent to which the operator participates as a working interest owner in the project; (vi) economic factors, such as potential revenues from the project, the rate of return, and estimated time to first production; (vii) risk factors associated with exploration; (viii) existence of drilling rigs, platforms and other infrastructure, at or nearby the project; (ix) proposed drilling schedule; (x) terms of the proposed transaction, including contractual restrictions and obligations and lease term; and (xi) overall cost of the project.

Properties

The Fund owns working interests and has participated in the drilling of six wells, one is scheduled to begin drilling in April 2009, one is currently drilling, one has been determined to be successful, and three have been determined to be dry-holes.

			Off-shore			Total Spent
			Location in		Drilling	Through
	Working		Gulf of	Target	Risk	December 31,
Lease Block	Interest	Operator	Mexico	Depth	(b)	2008
				(Feet)	(in thousands)
Future projects/Currently drilling
Luna Project	28.0%	Newfield	Louisiana	10,000	$3,847	$-
Aspen Project	2.0%	Newfield	Louisiana	22,000	$2,012	$-

Successful projects
Main Pass 283/279 Well # 1	14.0%	W&T Offshore	Louisiana	14,100	N/A	$3,625

Dry holes (Date determined dry) (a)
South Timbalier 287 (1/2009)	11.0%	Apache	Louisiana	23,400	N/A	$10,610
Main Pass 283/279 Well # 2 (12/2008)	8.0%	W&T Offshore	Louisiana	16,000	N/A	$2,263
South Marsh Island 213 (4/2008)	15.0%	El Paso	Louisiana	16,500	N/A	$4,604

(a)	Dry-hole costs represent costs incurred for wells that have been drilled but do not have commercially productive quantities of oil and/or natural gas reservoirs and have been plugged and abandoned.

(b)	Drilling risk represents the prospective estimated dry-hole, leasehold and sunk land costs, as applicable.

Future Projects/Currently Drilling
Luna Project
In August 2008, the Fund acquired a 28.0% working interest in the Luna Project, an exploratory well, from Newfield Exploration Company (“Newfield”), the operator.  The Luna Project is expected to begin drilling in April 2009 and results are expected in June 2009.  The total estimated budget for this project is $9.0 million.  At December 31, 2008, the Fund had not incurred costs related to this well.

Aspen Project
In July 2008, the Fund acquired a 2.0% working interest in the Aspen Project, an exploratory well, from Newfield, the operator.  The Aspen Project began drilling in February 2009 and results are expected during the second quarter of 2009.  The total estimated budget for this project is $18.0 million.  At December 31, 2008, the Fund had not incurred costs related to this well.

Successful Project
Main Pass 283/279
Well #1
In May 2008, the Fund acquired a 14.0% working interest in the exploratory project Main Pass 283/279 Well #1 from W&T Offshore, Inc. (“W&T Offshore”), the operator.  This project began drilling in April 2008 and was determined to be successful in July 2008.  Production for this well commenced in August 2008, was temporarily suspended due to hurricane activity during September 2008 and resumed in late-September 2008.  The Fund has spent $3.6 million related to this property.

Dry Holes
South Timbalier 287
In November 2007, the Fund acquired an 11.0% working interest in the exploratory project South Timbalier 287 from Apache Corporation (“Apache”), the operator.  This project began drilling in March 2008 and was determined to be an unsuccessful well, or dry hole, in January 2009.  For the year ended December 31, 2008, dry-hole costs related to this well were $10.6 million.  Additional dry-hole costs of $0.9 million, including plug and abandonment expenses, were incurred by the Fund during the first quarter 2009.

Main Pass 283/279
Well  #2
In May 2008, the Fund acquired an 8.0% working interest in the exploratory project Main Pass 283/279 Wells #2 and #3 from W&T Offshore, the operator.  Main Pass 283/279 well #2 began drilling in August 2008.  In December 2008, due to mechanical issues, W&T Offshore suspended drilling operations and elected to plug and abandon the well.  As a result of the plug and abandonment, during the year ended December 31, 2008, the Fund incurred dry-hole costs totaling $2.3 million.  Additionally, the Fund and W&T Offshore elected not to proceed with the drilling of the third well in the Main Pass 279/283 lease block.

South Marsh Island 213
In February 2008, the Fund acquired a 15.0% working interest in the exploratory project South Marsh Island 213 from El Paso E&P Company, L.P. (“El Paso”), the operator.  This project began drilling in March 2008.  In April 2008 the Fund was informed by El Paso that the well being drilled on the South Marsh Island 213 lease block did not have commercially productive quantities of either gas or oil and had been determined to be an unsuccessful well, or dry hole.  For the year ended December 31, 2008, the Fund incurred dry-hole costs related to this well, including plug and abandonment expenses, totaling $4.6 million.

Working Interest in Oil and Natural Gas Leases

Existing projects, and future projects, if any, are expected to be located in the waters of the Gulf of Mexico offshore from Texas, Louisiana and Alabama on the OCS. The OCSLA, which was enacted in 1953, governs certain activities with respect to working interests and the exploration of oil and natural gas in the OCS.  See further discussion under the heading “Regulation” in this Item 1. “Business”.

As part of the leasing activity and as required by the OCSLA, the leases auctioned include specified lease terms such as the length of the lease, the amount of royalty to be paid, lease cancellation and suspension, and, to a degree, the planned activities of exploration and production to be conducted by the lessee.

The winning bidder(s) at the lease sale, or the lessee(s), are given a lease by the MMS that grants such lessee(s) the exclusive right to conduct oil and natural gas exploration and production activities within a specific lease block, or working interest. Leases in the OCS are generally issued for a primary lease term of 5, 8 or 10 years depending on the water depth of the lease block. The 5-year lease term is for blocks in water depths generally less than 400 meters, 8 years for depths between 400 meters and 800 meters and 10 years for depths in excess of 800 meters. During this primary lease term, except in limited circumstances, lessees are not subject to any particular requirements to conduct exploratory or development activities. However, once a lessee drills a well and begins production, the lease term is extended for the duration of commercial production.

The lessee of a particular block, for the term of the lease, has the right to drill and develop exploratory wells and conduct other activities throughout the block. If the initial well on the block is successful, a lessee, or third-party operator for a project, may conduct additional geological studies and may determine to drill additional or development wells. If a development well is to be drilled in the block, each lessee owning working interests in the block must be offered the opportunity to participate in, and cover the costs of, the development well up to that particular lessee’s working interest ownership percentage.

Generally, working interests in an offshore natural gas lease under the OCSLA pay a 16.67% or 18.75% royalty to the MMS for shallow-water projects, dependent upon lease date, and a 12.5% royalty to the MMS for deepwater projects. Therefore, the net revenue interest of the holders of 100% of the working interest in the projects in which the Fund will invest is between 81.25% and 83.33% of the total revenue for shallow-water projects and 87.5% of the total revenue for deepwater projects, and, such net revenue amount is further reduced by any other royalty burdens that apply to a lease block.

Oil and Natural Gas Agreements

The Fund has entered into a short-term month-to-month agreement with a third-party marketer, who is currently marketing and selling the Fund’s proportionate share of oil and natural gas to the public market.  The Fund is receiving market prices for such oil and natural gas. All of the Fund’s current projects are near existing transportation infrastructure and pipelines.   The Manager believes that it is likely that oil and natural gas from the Fund’s other projects will also have access to pipeline transportation and can be marketed in a similar fashion.

Operator

The projects in which the Fund has invested are operated and controlled by unaffiliated third-party entities acting as operators. An operator is responsible for drilling, administration and production activities for leases jointly owned by working interest owners and act on behalf of all working interest owners under the terms of the applicable operating agreement. In certain circumstances, operators will enter into agreements with independent third-party subcontractors and suppliers to provide the various services required for operating leases. Currently, the Fund's ongoing projects are operated by Newfield and W&T Offshore.

Because the Fund does not operate any of the projects in which it has acquired an interest, shareholders not only bear the risk that the Manager will be able to select suitable projects, but also that, once selected, such projects will be managed prudently, efficiently and fairly by the operators.

Insurance

The Manager has obtained hazard, property, general liability and other insurance in commercially reasonable amounts to cover its projects, as well as general liability and similar coverage for its business operations. However, there is no assurance that such insurance will be adequate to protect the Fund from material losses related to the projects. In addition, the Manager's past practice has been to obtain insurance as a package that is intended to cover most, if not all, of the funds under its management. While the Manager believes it has obtained adequate insurance in accordance with customary industry practices, the possibility exists, depending on the extent of the incident, that insurance coverage may not be sufficient to cover all losses. In addition, depending on the extent, nature and payment of any claims to the Fund's affiliates, yearly insurance limits may be exhausted and become insufficient to cover a claim made by the Fund in a given year.

Conflicts of Interests

The Manager’s operation of the Fund is subject to potential conflicts of interest that may adversely affect or influence the Manager’s management of the Fund.  Some of these potential conflicts of interest include without limitation:

•	the employees of Ridgewood Energy allocate their time among all funds managed by the Manager;
•	the Manager allocates investments among and between Ridgewood Energy funds, including the Fund;
•	the Manager receives compensation and fees from the Fund, but these fees have not been established on the basis of arms-length negotiations and are owed regardless of profitability;
•
the Manager has broad discretion to determine distributions, allocations, profits and losses and other items and the entitlement of the Manager to fees and compensation can be affected by such determinations;

•	conflicts created from the conflicting investment objective of the Fund’s investors; and
•	the Manager can make determinations of the value of the Fund assets and such determination may affect the performance record of the Fund.

Many of the conflicts listed above, as well as others, are inherent to the nature and management of an investment in the Fund.   For example, the Manager frequently deals with conflicts regarding the allocation of investments among the Ridgewood Energy.  The Manager has no formal written policies for allocating projects among the Ridgewood Energy Funds because such allocation is almost always highly factually sensitive and the strict adherence to formulistic and rigid policies in these circumstances is not likely to produce the best results for the involved Ridgewood Energy Funds and their investors. The Manager, however, does follow certain guidelines when making such allocations including, without limitation:

●
The allocation of such project, if any, is made after a careful review of the project’s attributes in conjunction with the needs and circumstances of the Ridgewood Energy Funds that have sufficient capital to acquire the interest.  The Manager will review, among other things:

o	the project’s location, depth, costs, drilling schedule, partners, operator, potential reserves, technological difficulties, if any; and

o	the portfolios of the Ridgewood Energy Funds to determine each fund’s portfolio diversification with respect to project location, operator, partner, and depth.

●	After carefully reviewing this information, the Manager will then allocate the remainder of the project, if any, to the Fund, or funds, to which the Manager believes the project is most suitable.

With respect to other potential conflicts, the Manager, likewise, has procedures and guidelines in place in the event of such conflicting responsibilities, which procedures and guidelines influence and direct the Manager’s behavior when confronting conflicts with due consideration of the Manager’s fiduciary duties to the Fund, and other Ridgewood Energy funds, in connection with its position and responsibilities as Manager.

Salvage Fund

As to projects in which the Fund owns a working interest, the Fund deposits in a separate interest-bearing account, or a salvage fund, which is in the nature of a sinking fund, cash to help provide for the Fund’s proportionate share of the cost of dismantling and removing production platforms and facilities and plugging and abandoning the projects, in accordance with applicable federal and state laws and regulations. There is no assurance that the salvage fund will have sufficient assets to meet these requirements and any unfunded expenses, and the Fund may be liable for such expenses. In 2008, the Fund deposited $1.1 million from capital contributions into a salvage fund, which, along with interest earned on this account, the Fund estimates to be sufficient to meet the Fund’s potential requirements. If the Manager determines the salvage fund will not be sufficient to cover the Fund’s proportionate share of expense, the Fund may transfer amounts from operating income to fund the deficit. Any portion of a salvage fund that remains after the Fund pays its share of the actual salvage cost will be distributed to the shareholders. There are no legal restrictions on the withdrawal or use of the salvage fund.

Seasonality

Generally, the Fund's business operations are not subject to seasonal fluctuations in the demand for oil and natural gas that would result in more of the Fund's oil and natural gas being sold, or likely to be sold, during one or more particular months or seasons. Once a project is drilled and reserves of oil and natural gas are determined to exist, the operator of the project extracts such reserves throughout the year. Oil and natural gas, once extracted, can be sold at any time during the year.

However, the Fund's drilling, production and transportation operations are subject to seasonal risks, such as hurricanes, that may affect the Fund’s ability to bring such oil or natural gas to the market and, consequently, affect the price for such oil and natural gas. The National Hurricane Center defines hurricane season in the Gulf of Mexico as June 1st through November 30th. During hurricane season, the number and intensity of, and resulting damage from, hurricanes in the Gulf of Mexico region could affect the gathering and processing infrastructure, drilling platforms or the availability and price of repair equipment. As a result, these factors may affect the supply and, consequently, the price of oil and natural gas. However, even if commodity prices increase because of weather related shortages, the Fund may not be in a position to take immediate advantage of any such price increase if, as a result of such weather related incident, damage occurred to its projects, the gathering infrastructure or in the transportation network.

The affect of hurricanes on operations can range from no damage and little or no interruptions in operations to significant damage with extended interruptions in operations.  As such, it is impossible to predict what impact, if any, a hurricane may have on the Fund’s projects.  During September 2008, hurricane activity in the Gulf of Mexico did not cause material damage to any of the Fund’s wells or facilities.  However, damage to certain pipelines, coastal refineries and gas processing plants caused shut-downs for several weeks or months.  Additionally, during September 2008, the Fund experienced a brief production interruption relative to its Main Pass 283/279 property.

Customers

All of the oil and natural gas production from the Fund’s producing properties are sold by a third party on the Fund’s behalf.  As a result, the Fund did not contract to sell oil and natural gas to customers.  Therefore, the Fund had no customers or any one customer upon which the Fund depends for more than ten percent (10%) of its revenue.

Energy Prices

Historically, the markets for crude oil and natural gas have been extremely volatile, and they are likely to continue to be volatile in the future.  This volatility is caused by numerous factors and market conditions that the Fund cannot control or influence.  Therefore, it is impossible to predict the future price of crude oil and natural gas with any certainty.  Low commodity prices could have an adverse affect on the Fund’s future profitability.  The Fund has not engaged in any price risk management programs or hedges to date.

Competition

Strong competition exists in the acquisition of oil and natural gas leases and in all sectors of the oil and natural gas exploration and production industry. Although the Fund does not compete for the lease acquisitions from the MMS, it does compete with other companies for the acquisition of percentage ownership interests in oil and natural gas working interests in the secondary market.

In many instances, the Fund competes for projects with large independent oil and natural gas producers who generally have significantly greater access to capital resources, have a larger staff, and more experience in oil and natural gas exploration and production than the Fund. As a result, these larger companies are in a position that they could outbid the Fund for a project. However, because these companies are so large and have such significant resources, they tend to focus more on projects that are larger, have greater reserve potential, and cost significantly more to explore and develop. These larger projects increasingly tend to be projects in the deepwater areas of the Gulf of Mexico and the North Sea off the coast of Great Britain. However, the focus of these companies on larger projects does not necessarily mean that they will not investigate and/or acquire smaller projects in the shallow waters in which the Fund competes. Many of these larger companies have participated in the auctions for lease blocks directly from the U.S. Government. In such cases, these companies obtain from the U.S. Government 100% of the leasehold of a particular lease block in the Gulf of Mexico. In order to obtain even more resources to invest in other larger and more expensive projects, they diversify current holdings, including projects they own in the shallow waters of the Gulf of Mexico, by selling off percentage interests in these lease blocks. As a result, very good projects in the shallow waters of the Gulf of Mexico become available. The Fund, therefore, has opportunities to acquire interests in these smaller, yet economically attractive projects.

Employees

The Fund has no employees as the Manager operates and manages the Fund.

Offices

The Manager’s principal executive offices are located at 947 Linwood Avenue, Ridgewood, NJ 07450, and its phone number is 800-942-5550. The Manager also leases additional office space at 11700 Old Katy Road, Houston, TX 77079.  In addition, the Manager also maintains leases for other offices that are used for administrative purposes.

Regulation

Oil and natural gas exploration, development and production activities are subject to extensive federal and state laws and regulations. Regulations governing exploration and development activities require, among other things, the Fund’s operators to obtain permits to drill projects and to meet bonding, insurance and environmental requirements in order to drill, own or operate projects. In addition, the location of projects, the method of drilling and casing projects, the restoration of properties upon which projects are drilled and the plugging and abandoning of projects are also subject to regulations.

Outer Continental Shelf Lands Act

The Fund’s projects are located in the offshore waters of the Gulf of Mexico on the OCS. The Fund’s operations and activities, therefore, are governed by, among other things, the OCSLA.

Under OCSLA, the United States federal government has jurisdiction over oil and natural gas development on the OCS. As a result, the United States Secretary of the Interior is empowered to sell exploration, development and production leases of a defined submerged area of the OCS, or a block, through a competitive bidding process. Such activity is conducted by the MMS, an agency of the United States Department of Interior. The MMS administers federal offshore leases pursuant to regulations promulgated under the OCSLA. Lessees must obtain MMS approval for exploration, development and production plans prior to the commencement of offshore operations. In addition, approvals and permits are required from other agencies such as the U.S. Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency. Offshore operations are subject to numerous regulatory requirements, including stringent engineering and construction specifications related to offshore production facilities and pipelines and safety-related regulations concerning the design and operating procedures of these facilities and pipelines. MMS regulations also restrict the flaring or venting of production and proposed regulations would prohibit the flaring of liquid hydrocarbons and oil without prior authorization.

The MMS has also imposed regulations governing the plugging and abandonment of wells located offshore and the installation and removal of all production facilities. Under certain circumstances, the MMS may require operations on federal leases to be suspended or terminated. Any such suspension or termination could adversely affect the Fund’s operations and interests.

The MMS conducts auctions for lease blocks of submerged areas offshore. As part of the leasing activity and as required by the OCSLA, the leases auctioned include specified lease terms such as the length of the lease, the amount of royalty to be paid, lease cancellation and suspension, and, to a degree, the planned activities of exploration and production to be conducted by the lessee. In addition, the OCSLA grants the Secretary of the Interior continuing oversight and approval authority over exploration plans throughout the term of the lease.

Sales and Transportation of Natural Gas/Oil

The Fund expects to sell its proportionate share of oil and natural gas to the market and to receive market prices from such sales. These sales are not currently subject to regulation by any federal or state agency. However, in order for it to make such sales the Fund is dependent upon unaffiliated pipeline companies whose rates, terms and conditions of transport are subject to regulation by the Federal Energy Regulatory Commission ("FERC"). The rates, terms and conditions are regulated by FERC pursuant to a variety of statutes including the OSCLA, the Natural Gas Policy Act and the Energy Policy Act of 1992. Generally, depending on certain factors, pipelines can charge rates that are either market-based or cost-of-service. In some circumstances, rates can be agreed upon pursuant to settlement. Thus, the rates that pipelines charge us, although regulated, are beyond the Fund’s control. Nevertheless, such rates would apply uniformly to all transporters on that pipeline and, as a result, the impact to the Fund of any changes in such rates, terms or conditions would not impact its operations differently in any material way than the impact upon other oil or natural gas producers and marketers.

Environmental Matters and Regulation

The Fund’s operations are subject to pervasive environmental laws and regulations governing the discharge of materials into the air and water and the protection of aquatic species and habitats. However, although it shares the liability along with its other working interest owners for any environmental damage, most of the activities to which these environmental laws and regulations apply are conducted by the operator on the Fund’s behalf. Nevertheless, environmental laws and regulations to which its operations are subject may require the Fund, or the operator, to acquire permits to commence drilling operations, restrict or prohibit the release of certain materials or substances into the environment, impose the installation of certain environmental control devices, require certain remedial measures to prevent pollution and other discharges such as the plugging of abandoned projects and, finally, impose in some instances severe penalties, fines and liabilities for the environmental damage that is caused by the Fund’s projects.

Some of the environmental laws that apply to oil and natural gas exploration and production are:

The Oil Pollution Act. The Oil Pollution Act of 1990, as amended (the “OPA”), amends Section 311 of the Federal Water Pollution Control Act of 1972 (the “Clean Water Act”) and was enacted in response to the numerous tanker spills, including the Exxon Valdez that occurred in the 1980s. Among other things, the OPA clarifies the federal response authority to, and increases penalties for, spills. The OPA establishes a new liability regime for oil pollution incidents in the aquatic environment. Essentially, the OPA provides that a responsible party for a vessel or facility from which oil is discharged or that poses a substantial threat of a discharge could be liable for certain specified damages resulting from a discharge of oil, including clean-up and remediation, loss of subsistence use of natural resources, real or personal property damages, as well as certain public and private damages. A responsible party includes a lessee of an offshore facility.

The OPA also requires a responsible party to submit proof of its financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. Under the OPA, parties responsible for offshore facilities must provide financial assurance of at least $35 million to address oil spills and associated damages. In certain limited circumstances, that amount may be increased to $150 million. As indicated earlier, the Fund has not been required to make any such showing to the MMS as the operator is responsible for such compliance. However, notwithstanding the operator’s responsibility for compliance, in the event of an oil spill, the Fund, along with the operator and other working interest owners, could be liable under the OPA for the resulting environmental damage.

Clean Water Act. Generally, the Clean Water Act imposes liability for the unauthorized discharge of pollutants, including petroleum products, into the surface and coastal U.S. waters except in strict conformance with discharge permits issued by the federal, or state if applicable, agency. Regulations governing water discharges also impose other requirements, such as the obligation to prepare spill response plans. The Fund’s operators are responsible for compliance with the Clean Water Act although the Fund may be liable for any failure of the operator to do so.

Federal Clean Air Act. The Federal Clean Air Act of 1970, as amended (the “Clean Air Act”) restricts the emission of certain air pollutants. Prior to constructing new facilities, permits may be required before work can commence and existing facilities may be required to incur additional capital costs to add equipment to ensure and maintain compliance.  As a result, the Fund’s operations may be required to incur additional costs to comply with the Clean Air Act.

Other Environmental Laws. In addition to the above, the Fund’s operations may be subject to the Resource Conservation and Recovery Act of 1976, as amended, which regulates the generation, transportation, treatment, storage, disposal and cleanup of certain hazardous wastes, as well as the Comprehensive Environmental Response, Compensation and Liability Act which imposes joint and several liability without regard to fault or legality of conduct on classes of persons who are considered responsible for the release of a hazardous substance into the environment.

The above represents a brief outline of the major environmental laws that may apply to the Fund’s operations. The Fund believes that its operators are in compliance with each of these environmental laws and the regulations promulgated thereunder.  The Fund does not believe that the costs of complying with environmental laws, including federal, state and local laws, will have a material adverse impact on its financial condition and/or operations.

ITEM 1A. RISK FACTORS

Not required.

ITEM 2. FINANCIAL INFORMATION

A. SELECTED FINANCIAL DATA

Not required.

B. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of the Fund’s Business
The Fund was organized to acquire interests in oil and natural gas properties located in the United States offshore waters of Texas, Louisiana and Alabama in the Gulf of Mexico. The Fund’s primary investment objective is to generate cash flow for distribution to the Fund’s shareholders through participation in oil and natural gas exploration and development projects in the Gulf of Mexico. Distributions are funded from cash flow from operations, and the frequency and amount are within the Manager’s discretion subject to available cash from operations, reserve requirements and the Fund’s operations.

The Manager performs certain duties on the Fund’s behalf including the evaluation of potential projects for investment and ongoing management, administrative and advisory services associated with these projects. The Fund does not currently, nor is there any plan, to operate any project in which the Fund participates. The Manager enters into operating agreements with third-party operators for the management of all exploration, development and producing operations, as appropriate.  See also Item 1. "Business" for additional information regarding the projects of the Fund.

Revenues are subject to the markets for crude oil and natural gas, which have been extremely volatile, and are likely to continue to be volatile in the future. This volatility is caused by numerous factors and market conditions that the Fund cannot control or influence. Therefore, it is impossible to predict the future price of crude oil and natural gas with any certainty. Low commodity prices could have an adverse affect on the Fund’s future profitability.

Subsequent Events

South Timbalier 287
In November 2007, the Fund acquired an 11.0% working interest in the exploratory project South Timbalier 287 from Apache, the operator.  This project began drilling in March 2008 and was determined to be an unsuccessful well, or dry hole, in January 2009.  For the year ended December 31, 2008, dry-hole costs related to this well were $10.6 million.  Additional dry-hole costs of $0.9 million, including plug and abandonment expenses, were incurred during the first quarter 2009.

Critical Accounting Estimates

The discussion and analysis of the Fund’s financial condition and results of operations are based upon the Fund’s financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).  In preparing these financial statements, the Fund is required to make certain estimates, judgments and assumptions. These estimates, judgments and assumptions affect the reported amounts of the Fund’s assets and liabilities, including the disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of the Fund’s revenues and expenses during the periods presented. The Fund evaluates these estimates and assumptions on an ongoing basis. The Fund bases its estimates and assumptions on historical experience and on various other factors that the Fund believes to be reasonable at the time the estimates and assumptions are made. However, future events and their effects cannot be predicted with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from these estimates and assumptions under different circumstances or conditions, and such differences may be material to the financial statements. See Note 2 of Notes to the Financial Statements – “Summary of Significant Accounting Policies” in Item 13. “Financial Statements and Supplementary Data” contained in this Registration Statement for a discussion of the Fund’s significant accounting policies.

Accounting for Exploration and Development Costs
Exploration and production activities are accounted for using the successful efforts method. Costs of acquiring unproved and proved oil and natural gas leasehold acreage, including lease bonuses, brokers’ fees and other related costs, are capitalized. Annual lease rentals, exploration expenses and dry-hole costs are expensed as incurred. Costs of drilling and equipping productive wells and related production facilities are capitalized.

The costs of exploratory and developmental wells are capitalized pending determination of whether proved reserves have been found. Exploratory drilling costs remain capitalized after drilling is completed if (1) the well has found a sufficient quantity of reserves to justify completion as a producing well and (2) sufficient progress is being made in assessing the reserves and the economic and operating viability of the project. If either of those criteria is not met, or if there is substantial doubt about the economic or operational viability of the project, the capitalized well costs are charged to expense as dry-hole costs. Indicators of sufficient progress in assessing reserves and the economic and operating viability of a project include: commitment of project personnel; active negotiations for sales contracts with customers; negotiations with governments, operators and contractors and firm plans for additional drilling and other factors.

Unproved Property
Unproved property is comprised of capital costs incurred for undeveloped acreage, wells and production facilities in progress and wells pending determination. These costs are initially excluded from the depletion base until the outcome of the project has been determined, or generally until it is known whether proved reserves will or will not be assigned to the property.  The Fund assesses all items in its unproved property balance on an ongoing basis for possible impairment or reduction in value.

Proved Reserves
Annually, the Fund engages an independent petroleum engineer, Ryder Scott Company, L.P., to perform a comprehensive study of the Fund’s producing properties and dependent upon timing of discoveries, certain successful properties, to determine the quantities of reserves and the period over which such reserves will be recoverable. The Fund’s estimates of proved reserves are based on the quantities of natural gas and oil that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. However, there are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future revenues, rates of production and timing of development expenditures, including many factors beyond the Fund’s control. The estimation process is very complex and relies on assumptions and subjective interpretations of available geologic, geophysical, engineering and production data and the accuracy of reserve estimates is a function of the quality and quantity of available data, engineering and geological interpretation, and judgment. In addition, as a result of volatility and changing market conditions, commodity prices and future development costs will change from period to period, causing estimates of proved reserves and future net revenues to change.  Estimates of proved reserves are key components of the Fund’s most significant financial estimates involving the Fund’s rate for recording depreciation, depletion and amortization.

Asset Retirement Obligations
For oil and natural gas properties, there are obligations to perform removal and remediation activities when the properties are retired.  When a project reaches drilling depth and is determined to be either proved or dry, a liability is recognized for the present value of asset retirement obligations once reasonably estimable.  The Fund capitalizes the associated asset retirement costs as part of the carrying amount of the proved properties. Plug and abandonment costs associated with unsuccessful projects are expensed as dry-hole costs.

Impairment of Long-Lived Assets
The Fund reviews long-lived assets, including oil and natural gas properties, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recovered.  Long-lived assets are tested based on identifiable cash flows and are largely independent of the cash flows of other assets and liabilities. If the carrying amounts of the long-lived assets are not expected to be recovered by undiscounted future net cash flow estimates, the assets are impaired and an impairment loss is recorded.  The amount of impairment is based on the estimated fair value of the assets determined by discounting anticipated future net cash flows.

In the case of oil and natural gas properties, the present value of future net cash flows is based on the Manager’s best estimate of future prices, which is determined with reference to recent historical prices and published forward prices, applied to projected production volumes of individual fields and discounted at a rate commensurate with the risks involved. The projected production volumes represent reserves, including probable reserves, expected to be produced based on a stipulated amount of capital expenditures. The production volumes, prices and timing of production are consistent with internal projections and other externally reported information. Oil and natural gas prices used for determining asset impairments will generally differ from those used in the standardized measure of discounted future net cash flows, since the standardized measure requires the use of actual prices on the last day of the year.  Fair value determinations require considerable judgment and are sensitive to changes in the factors described above, thus impairments could occur in future periods.

Results of Operations

The following table summarizes the Fund’s results of operations for the year ended December 31, 2008, and should be read in conjunction with the Fund’s financial statements and the notes thereto included in Item 13. “Financial Statements and Supplementary Data” in this Registration Statement.  Although the date of formation is August 30, 2007, the Fund did not commence business activities until January 2, 2008 when it began its private offering of Shares.

Year ended
December 31, 2008
(in thousands)
Revenue
Oil and gas revenue	$836

Expenses
Depletion and amortization	$803
Dry-hole costs	$17,477
Investment fees to affiliate	$4,289
Management fees to affiliate	$2,036
Operating expenses	$44
General and administrative expenses	$621
Total expenses	$25,270

Loss from operations	$(24,434)
Other income
Interest income	$825
Net loss	$(23,609)

Oil and Gas Revenue. The Fund had one well come onto production during August 2008, Main Pass 283/279 Well # 1.  Production for Main Pass 283/279 Well #1 was suspended for a brief period in September 2008 due to hurricane activity.  Oil and gas revenue for the year ended December 31, 2008 was $0.8 million. During the year ended December 31, 2008, the Fund’s well produced and sold 5 thousand barrels of oil at an average price of $61 per barrel. During the year ended December 31, 2008, the Fund’s well produced and sold 68 thousand mcf of gas at an average price of $8.00 per mcf including processing revenue.

Depletion and Amortization.  For the year ended December 31, 2008, depletion and amortization of $0.8 million related to onset of production for Main Pass 283/279 Well # 1.

Dry-hole Costs.   Dry-hole costs are those costs incurred to drill and develop a well that is ultimately found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion of the well. The following table summarizes dry-hole costs inclusive of plug and abandonment costs for the year ended December 31, 2008.

Year ended
Lease Block	December 31, 2008
(in thousands)

South Timbalier 287	$10,610
South Marsh Island 213	4,604
Main Pass 283/279 Well # 2	2,263
$17,477

Investment Fees to Affiliate. Investment fees for the year ended December 31, 2008 were $4.3 million consisting of a one-time investment fee paid to the Manager for the service of investigating and evaluating investment opportunities and effecting transactions.

Management Fees to Affiliate.  Management fees for the year ended December 31, 2008 were $2.0 million, representing 2.5% of total capital contributions, net of cumulative dry-hole and related well costs incurred by the Fund. See additional discussion in Item 1. “Business”.

Operating Expenses.  Operating expenses represent the costs of operating and maintaining wells and related facilities, geological costs and accretion expense, as detailed in the schedule below.

Year ended
December 31, 2008
(in thousands)
Lease operating expense	$38
Geological costs	5
Accretion expense	1
$44

For the year ended December 31, 2008, lease operating and accretion expense was related to Main Pass 283/279 Well #1.  Geological costs were related to South Timbalier 287.

General and Administrative Expenses.  General and administrative expenses represent costs specifically identifiable or allocable to the Fund, as detailed in the schedule below.

Year ended
December 31, 2008
(in thousands)

Insurance expense	$470
Accounting fees	84
Trust fees and other	67
$621

Insurance expense represents premiums related to producing well and well control insurance, which varies dependent upon the number of wells producing and/or drilling, and directors and officers’ liability policy. Accounting fees represent annual audit and tax preparation fees incurred by the Fund.  Trust fees represent bank fees associated with the management of the Fund’s cash accounts.

Interest Income.  For the year ended December 31, 2008 interest income was $0.8 million. Interest income is comprised of interest earned on cash and cash equivalents and investments in U.S. Treasury securities.

Capital Resources and Liquidity

Operating Cash Flows
Cash flows used in operating activities for the year ended December 31, 2008 were $6.0 million, related to investment fees of $4.3 million, management fees of $2.0 million and general and administrative expenses of $0.6 million, partially offset by revenue received of $0.6 million and interest income received of $0.3 million.

Investing Cash Flows
Cash flows used in investing activities for the year ended December 31, 2008 were $74.8 million.  The Fund made capital expenditures for oil and gas properties totaling $14.8 million, purchased U.S. Treasury securities of $59.0 million, and funded its salvage fund for $1.1 million.  Additionally, during the year ended December 31, 2008, the Fund increased its salvage fund investments by $11 thousand, which consisted of interest earned on this account.

Financing Cash Flows
Cash flows provided by financing activities for the year ended December 31, 2008 were $83.4 million related to capital contributions received of $94.7 million, partially offset by syndication costs paid of $11.1 million and distributions paid of $0.2 million.

Estimated Capital Expenditures

The Fund has entered into multiple agreements for the drilling and development of its investment properties.  The estimated capital expenditures associated with these agreements can vary depending on the stage of development on a property-by-property basis.  As of December 31, 2008, the Fund had commitments related to participation agreements totaling $28.0 million for its investment properties.

When the Manager makes a decision to participate in a particular project, it assumes that the well will be successful and allocates enough capital to budget for the completion of that well and the additional development wells and infrastructure anticipated. If the exploratory well is deemed a dry hole or if it is un-economical, the capital allocated to the completion of that well and to the development of additional wells is then reallocated to a new project or used to make additional investments.

Capital expenditures for investment properties are funded with the capital raised by the Fund in its private placement, which is more than likely, all the capital it will be able to obtain. The number of projects in which the Fund can invest will naturally be limited, and each unsuccessful project the Fund experiences will reduce its ability to generate revenue and exhaust its capital. Typically, the Manager seeks an investment portfolio that combines high and low risk exploratory projects.

Liquidity Needs

The Fund’s primary short-term liquidity needs are to fund its operations, inclusive of management fees and capital expenditures for its investment properties.  Operations are funded utilizing operating income, existing cash on-hand, short-term investments, and income earned therefrom.  The Manager is entitled to receive an annual management fee from the Fund regardless of the Fund’s profitability in that year.

With respect to the payment of management fees, until one of the Fund’s projects begins producing, all or a portion of the management fee is paid generally from the interest or dividend income generated by the Fund’s development capital that has not been spent, although the management fee can be paid out of capital contributions.  As a result of declining interest rates and ongoing capital expenditures, such interest and/or dividend income is currently not expected to be sufficient to cover Fund expenses including the management fee, thus requiring the Fund to use capital contributions to fund such expenses. Once a well is on production, the management fee and fund expenses are paid from operating income.

Distributions are funded from cash flow from operations, and the frequency and amount are within the Manager’s discretion subject to available cash from operations and reserve requirements.

Off-Balance Sheet Arrangements

The Fund had no off-balance sheet arrangements as of December 31, 2008 and does not anticipate the use of such arrangements in the future.

Contractual Obligations

The Fund enters into operating agreements with operators.  On behalf of the Fund, an operator enters into various contractual commitments pertaining to exploration, development and production activities.  The Fund does not negotiate such contracts.  No contractual obligations exist at December 31, 2008 other than those discussed in “Estimated Capital Expenditures” above.

C. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required.

ITEM 3. PROPERTIES

The information regarding the Fund’s properties that is contained in Item 1. “Business” under the heading “Properties” of this Registration Statement is incorporated herein by reference.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to beneficial ownership of the Shares as of March 4, 2009 (no person owns more than 5% of the Shares) by:

•	each executive officer (there are no directors); and
•	all of the executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all Shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 477.8874 Shares outstanding at March 4, 2009.  Other than as indicated below, no officer of the Manager or the Fund owns any of the Fund's Shares.

Name of beneficial owner	Number of Shares	Percent

Robert E. Swanson (1), President and Chief Executive Officer	1.000	*
Executive officers as a group (1)	1.000	*

* Represents less than one percent.
(1) Includes shares owned by a Trust controlled by Mr. Swanson.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

The Fund has engaged Ridgewood Energy as Manager. The Manager has very broad authority, including the power to elect the executive officers of the Fund.  Executive officers of Ridgewood Energy and the Fund and their ages at December 31, 2008 are as follows:

Name, Age and Position with Registrant	Officer of Ridgewood Energy Corporation Since

Robert E. Swanson, 61
President and Chief Executive Officer	1982

W. Greg Tabor, 48
Executive Vice President and
Director of Business Development	2004

Robert L. Gold, 50
Executive Vice President	1987

Kathleen P. McSherry, 43
Executive Vice President and
Chief Financial Officer	2000

Daniel V. Gulino, 48
Senior Vice President and General Counsel	2003

Adrien Doherty, 56
Executive Vice President	2006

The officers in the above table have also been officers of the Fund since August 30, 2007, the date of formation of the Fund.  The officers are employed by and paid exclusively by the Manager.  Set forth below are the names of, and certain biographical information regarding the executive officers of Ridgewood Energy and the Fund:

Robert E. Swanson has served as the President, Chief Executive Officer, sole director, and sole stockholder of Ridgewood Energy since its inception. Mr. Swanson is also the controlling member of Ridgewood Power and Ridgewood Capital, affiliates of Ridgewood Energy. Mr. Swanson has been President and registered principal of Ridgewood Securities and has served as the Chairman of the Board of Ridgewood Capital since its organization in 1998. Mr. Swanson is a member of the New York State and New Jersey State Bars, the Association of the Bar of the City of New York and the New York State Bar Association. He is a graduate of Amherst College and Fordham University Law School.

W. Greg Tabor has served as the Executive Vice President and Director of Business Development for Ridgewood Energy since January 2004. Mr. Tabor was senior business development manager for El Paso Production Company from December 2001 to December 2003. From April 2000 to December 2001, Mr. Tabor was Vice President, Business Development for Madison Energy Advisors. Mr. Tabor is a graduate of the University of Houston.

Robert L. Gold has served as the Executive Vice President of Ridgewood Energy since 1987.  Mr. Gold has also served as the President and Chief Executive Officer of Ridgewood Capital since its inception in 1998. Mr. Gold is a member of the New York State Bar. He is a graduate of Colgate University and New York University School of Law.

Kathleen P. McSherry has served as the Executive Vice President and Chief Financial Officer of Ridgewood Energy since 2000. Ms. McSherry has been employed by Ridgewood Energy since 1987, first as the Assistant Controller and then as the Controller before being promoted to Chief Financial Officer in 2000. Ms. McSherry also serves as Vice President of Systems and Administration of Ridgewood Power. Ms. McSherry holds a Bachelor of Science degree in Accounting.

Daniel V. Gulino has served as Senior Vice President and General Counsel of Ridgewood Energy since August 2003. Mr. Gulino also serves as Senior Vice President and General Counsel of Ridgewood Power Management, Ridgewood Power, and Ridgewood Capital and has done so since 2000. Mr. Gulino is a member of the New Jersey State and Pennsylvania State Bars. He is a graduate of Fairleigh Dickinson University and Rutgers School of Law.

Adrien Doherty has served as Executive Vice President of Ridgewood Energy since 2006. Mr. Doherty joined Ridgewood Energy after a thirty-year career in investment banking, most recently as Head of Barclay’s Capital’s oil and gas banking effort. Mr. Doherty is a graduate of Amherst College and the Wharton Graduate Division of the University of Pennsylvania.

ITEM 6. EXECUTIVE COMPENSATION

The executive officers of the Fund do not receive compensation from the Fund. The Manager or its affiliates compensate the officers without additional payments by the Fund. See Item 7. “Certain Relationships and Related Transactions, and Director Independence” for more information regarding Manager compensation and payments to affiliated entities.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions
The Fund incurred a one-time investment fee of approximately 4.5% of initial capital contributions, payable to the Manager.  Fees are payable for services of investigating and evaluating investment opportunities and effecting transactions and are expensed as incurred.  For the year ended December 31, 2008 investment fees were $4.3 million.

In 2008, the Fund incurred an offering fee, payable to the Manager, totaling $3.3 million, which approximated 3.5% of capital contributions directly related to the offer and sale of Shares of the Fund.  At December 31, 2008 such offering fee was included in syndication costs of $11.1 million.

In 2008, Ridgewood Securities Corporation, a registered broker-dealer affiliated with the Manager, was paid commissions and placement fees for Shares sold of the Fund of $0.1 million and $0.9 million, respectively, which are reflected in syndication costs.

The LLC Agreement provides that the Manager render management, administrative and advisory services.  For such services, the Manager is paid an annual management fee, payable monthly, of 2.5% of total capital contributions, net of cumulative dry-hole and related well costs incurred by the Fund.   Management fees of $2.0 million were incurred during year ended December 31, 2008.

At times, short-term payables and receivables, which do not bear interest, arise from transactions with affiliates in the ordinary course of business. At December 31, 2008 the Fund had a receivable from the Manager of $17 thousand, which was included in other current assets.

None of the compensation to be received by the Manager has been derived as a result of arm’s length negotiations.

The Fund has working interest ownership in certain projects to acquire and develop oil and natural gas projects with other entities that are likewise managed by the Manager.

Profits and losses are allocated in accordance with the LLC Agreement. In general, profits and losses in any year are allocated 85% to shareholders and 15% to the Manager. The primary exception to this treatment is that all items of expense, loss, deduction and credit attributable to the expenditure of shareholders’ capital contributions are allocated 99% to shareholders and 1% to the Manager.

Board of Directors
The Fund does not have its own board of directors. The Fund relies upon the Manager to provide recommendations regarding dispositions and financial disclosure.  Officers of the Fund are not compensated by the Fund, and all compensation matters are addressed by the Manager, as described in Item 6. “Executive Compensation” of this Registration Statement.

ITEM 8. LEGAL PROCEEDINGS

None.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is currently no established public trading market for the Shares. The Fund is not currently offering or proposing to offer any Shares for sale to the public. There are no outstanding options or warrants to purchase, or securities convertible into Shares and the Fund does not have any equity-based compensation plans. The Shares are restricted as to resale.  Shareholders wishing to transfer Shares should also consider the applicability of state securities laws.  The Shares have not been registered under the Securities Act of 1933, as amended, (the “Securities Act”) or under any other similar law of any state, except for certain registrations that do not permit free resale, in reliance upon what the Fund believes to be exemptions from the registration requirements contained therein. Because the Shares have not been registered under the Securities Act, they are restricted securities as defined in Rule 144 under the Securities Act.

At March 4, 2009, there were 1,287 shareholders of record of the Fund.

The Manager may make distributions from available cash from operations as defined in the LLC Agreement. During the year ended December 31, 2008, the Fund paid cash distributions to the Manager and Fund shareholders totaling  $33 thousand and $0.2 million, respectively.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

During the period from January 2, 2008 until April 30, 2008, the Fund issued an aggregate of 477.8873 Shares for gross proceeds of $94.7 million. All sales of unregistered securities were made in reliance upon Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.  All such sales were made without the use of an underwriter. All purchasers of Shares represented and warranted to the Fund that they were accredited investors as defined in Rule 501(a) under the Securities Act and that the Shares were being purchased for investment purposes and not for resale.

From the amount raised, $11.1 million was disbursed for syndication costs, which includes commissions, offering and placement fees. Additionally, $4.3 million was paid as an investment fee to the Manager for the investigation and evaluation of investment property prospects. Remaining funds are expected to be used for exploration and development activities of oil and natural gas properties as well as the operation of the Fund.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The Fund is a Delaware limited liability company.   The shares to be registered hereunder are the Shares, which may, at the discretion of the shareholder at initial issuance by the Fund, be either a Limited Liability Share or an Investor GP Share.  Investor GP Shares will be automatically converted into Limited Liability Shares when drilling activities of the Fund that generate tax deductions based on drilling costs are completed or at such time and in such manner as determined by the Manager.

The following is a summary of certain provisions of the LLC Agreement.

Control of LLC Operations

The powers vested in the Manager under the LLC Agreement are broad.  The Manager has full, exclusive and complete discretion in the management and control of the affairs of the Fund and shareholders have no power to take part in the management of, or to bind, the Fund except for the limited voting rights provided in the LLC Agreement and except as required by law.

The Fund’s officers are appointed by the Manager and may be removed by it at any time. Additionally, the Manager may authorize any sale, lease, pledge or other transfer of substantially all of a Fund’s assets without a vote of the shareholders.

Voting Rights and Amendments to the LLC Agreement

The Manager may amend the LLC Agreement without notice to or approval of the holders of Shares for the following purposes:

•	to cure ambiguities or errors;

•	to equitably resolve issues arising under the LLC Agreement so long as similarly situated shareholders are not treated materially differently;

•	to comply with law;

•	to make other changes that will not materially and adversely affect any shareholder’s interest;

•	to maintain the federal income tax status of the Fund or any shareholder, as long as no shareholder’s liability is materially increased; and

•	as otherwise provided in the LLC Agreement.

Other amendments to the LLC Agreement may be proposed either by the Manager or by holders of twenty-five percent or more of the outstanding Shares entitled to vote. A vote on the proposal may be made either by calling a meeting of the shareholders or by soliciting written consents. Proposed amendments require the approval of shareholders who hold of record at least a majority of the total Shares on the record date for the action, given at a meeting of shareholders or by written consents. Any amendment requiring shareholder action (other than an amendment to allow the Fund to be taxed other than as a partnership) may not increase any shareholder’s liability, change the capital contributions required of him or her or his or her rights in interest in the Fund’s profits, losses, deductions, credits, revenues or distributions in more than a de minimis matter, or change his or her rights on dissolution or any voting or management rights without such shareholder’s consent. Any amendment that changes the Manager’s management rights, other than the removal of the Manager, requires the consent of the Manager. Generally, shareholders have no right to vote on matters other than those involving (i) certain amendments to the LLC Agreement, (ii) the removal of the Manager, (iii) the conversion of the Fund to corporate form, (iv) the withdrawal of a shareholder, and (v) the designation of a new Manager upon a vacancy. If any matter requires a vote of shareholders, it must be approved by shareholders who own of record at least a majority of the Shares, or if a different vote is required by law, each shareholder will have voting rights equal to his or her total Shares for purposes of determining the number of votes cast or not cast.  Holders of Shares have one vote for each whole Share, and for each fractional Share, a fraction of one vote equal to the fraction of a Share it represents.

For all purposes, a majority of the Shares means Shares representing more than fifty percent of the combined voting power of all of the Shares entitled to vote on a certain matter.

Participation in Costs and Revenues

Available cash determines what amounts the Fund will be able to distribute in cash to shareholders. There are three types of available cash:

•	available cash from operations;

•	available cash from capital transactions; and

•	available cash from temporary investments, which include investments in marketable securities, money market accounts, and similar type investments.

These terms are not defined by, and are not the same as, similar concepts under GAAP.  Available cash from operations is generally total cash received by the Fund from operations less related expenses, as further described in the LLC Agreement.  Available cash from capital transactions is generally proceeds received by the Fund in connection with the acquisition, transfer, distribution or disposition of Fund assets or interest that is made other than in the ordinary course of the Fund’s business.  Available cash from temporary investments is generally total cash received by the Fund in connection with its short-term investments.  There is no fixed requirement to distribute available cash. Instead, available cash will be distributed to shareholders to the extent, and at such times, as the Manager believes is advisable. Once the amount and timing of a distribution is determined, it shall be made to shareholders as described below.

Distributions from Operations

At such times during a calendar year as the Manager determines, the Fund may make distributions up to the amount of the undistributed available cash from operations to shareholders. The Manager will be entitled to 15% and shareholders will be entitled to 85% of the available cash from operations distributed.

Distributions from Capital Transactions

Available cash from capital transactions that the Manager decides to distribute will be paid as follows:

•
before shareholders have received total distributions (including distributions from available cash from operations and available cash from capital transactions) equal to their capital contributions, 99% of available cash from capital transactions will be distributed to shareholders and 1% to the Manager; and

•
after shareholders have received total distributions (including available cash from operations and available cash from capital transactions) equal to their capital contributions, 85% of available cash from capital transactions will be distributed to shareholders and 15% to the Manager.

Distributions from Temporary Investments

At such times during a calendar year as the Manager determines, the Fund may make distributions up to the amount of the undistributed available cash from temporary investments to shareholders. The Manager will be entitled to 1% and shareholders will be entitled to 99% of the available cash from temporary investments distributed.

General Distribution Provisions

Distributions to shareholders under the foregoing provisions will be apportioned among them in proportion to their ownership of Shares. The Manager has the sole discretion to determine the amount and frequency of any distributions. However, distributions may not be made selectively to one shareholder or group of shareholders, but must be made ratably to all shareholders entitled to that type of distribution at that time. The Manager in its discretion nevertheless may credit select persons with a portion of its compensation from the Fund or distributions otherwise payable to the Manager.

Limited Liability Shares and Investor GP Shares generally have identical rights to allocations and distributions, including allocations and distributions upon the liquidation, dissolution or winding up of the Fund.

Return of Capital Contributions

Each shareholder may look solely to the Fund assets and not to the Manager or the other shareholders for the return of such shareholder’s respective contributions to the Fund, and any returns or interest thereon, and has no right or power to demand or receive property other than cash from the Fund.  The Fund and the Manager will not be required to return any fees properly deducted from the original capital contribution or any costs and expenses incurred and paid by the Fund.

Voluntary Additional Capital Contributions and Supplemental Offering of Shares

Except with respect to holders of Investor GP Shares, the LLC Agreement does not provide for any mandatory assessments of capital from shareholders. This means that the Fund cannot require any shareholder (other than holders of Investor GP Shares) to contribute more money after the completion of such shareholder’s subscription and payment of such shareholder’s initial capital contribution.  See “Dissolution of Fund” below for a discussion of mandatory capital contributions with respect to holders of Investor GP Shares.

If voluntary additional capital contributions are requested by the Fund to fund additional project activities, the Manager will do so through a supplemental offering of Shares in the Fund. The LLC Agreement provides the Manager with discretion in determining the nature, scope, amount and terms of such supplemental offering.

A shareholder who elects to not participate in any supplemental offering of Shares and does not provide additional capital contributions for such additional project activities will have no interest in such additional project activities, but will retain his interest in the projects in which the Fund has already invested. The failure of a shareholder to participate in a supplemental offering may have a dilutive effect on such shareholder’s investment.

Removal of Manager

Shareholders may propose the removal of the Manager, either by calling a meeting or soliciting consents in accordance with the terms of the LLC Agreement. Removal of the Manager requires the affirmative vote of a majority of the Shares.  The shareholders may replace the removed Manager or fill a vacancy by a vote of a majority of the Shares.  In the event that the Manager is removed, the Fund must pay to the Manager a cash amount equal to its capital account balance and any fees or reimbursement to which the Manager is entitled.  The Manager may be removed only if the Manager has committed an illegal act or an act of gross negligence or willful misconduct that has had a material adverse effect on the Fund.

Dissolution of Fund

The Fund will wind up, dissolve and terminate its operations on the earliest to occur of either (a) the determination by the Manager to terminate and dissolve the Fund or (b) any other event requiring dissolution by law.  Upon the dissolution of the Fund, the Fund will wind up its business, sell all of its assets (except as otherwise determined by the liquidating trustee), and liquidate the Fund’s assets to the Investors.

If, upon liquidation, the capital account of the Manager and/or any holder of Investor GP Shares has a deficit balance, the Manager and such shareholder will be required to make additional capital contributions to the Fund in an amount necessary to restore such deficit balance to zero.

Transferability of Interests

The Shares are subject to transfer restrictions set forth in the LLC Agreement.  Under the terms of the LLC Agreement, no shareholder may assign or transfer all or any part of his or her interest in the Fund and no transferee will be deemed a substitute shareholder or be entitled to exercise or receive any of the rights, powers or benefits of a shareholder unless (i) such transferee has been approved and accepted by the Manager, in its sole and absolute discretion, as a substitute shareholder, and (ii) certain other requirements set forth in the LLC Agreement (including receipt of an opinion of counsel that the transfer does not have adverse effects under the securities laws) have been satisfied.  Notwithstanding the foregoing, an involuntary transfer of all or part of a shareholder’s Shares may occur by reason of (a) death, (b) court order, (c) dissolution of a shareholder which is an entity, (d) bankruptcy, (e) divorce, (f) foreclosure, or (g) any other transfer by operation of law, pursuant to which the Shares are permitted to pass directly to the transferee and the transferee will become an assignee of such Shares and be subject to the terms and conditions of the LLC Agreement.  The transferee, however, will not become a member of the Fund unless and until admitted as a substitute shareholder as set forth above.

Liability

Holders of Investor GP Shares are personally obligated for any and all of the debts, obligations, and liabilities of the Fund (i) that accrue prior to the conversion of such Investor GP Shares into Limited Liability Shares and (ii) to the extent such debts, obligations, and liabilities are not satisfied by Fund assets.  Upon the conversion of Investor GP Shares into Limited Liability Shares, holders of such Shares will no longer be personally liable for claims resulting from Fund activities that occur after the conversion, but they remain personally liable for claims arising from Fund activities occurring prior to the conversion.  Notwithstanding the foregoing, the LLC Agreement provides that the Manager will defend, indemnify, hold harmless, and pay all judgments and claims against holders of Investor GP Shares relating to any liabilities incurred by them in connection with the business of the Fund and as a result of their status as holders of Investor GP Shares; provided however, that if such liabilities are the result of a negligent act or omission of such shareholders or a breach by such shareholders of the LLC Agreement, then such shareholders will be liable to the Fund, the Manager and other shareholders of the Fund for any damages and obligations resulting therefrom.  Holders of Investor GP Shares also may be personally liable under Delaware law or the LLC Agreement to the same extent as holders of Limited Liability Shares described below.  Additionally, holders of Investor GP Shares may be required to make up any deficit in their capital accounts upon dissolution of the Fund as described above in “Dissolution of Fund.”

Assuming compliance with the LLC Agreement and applicable formative and qualifying requirements in Delaware and any other jurisdiction in which the Fund conducts its business, a holder of Limited Liability Shares will not be personally liable under Delaware law or the LLC Agreement for any obligations of the Fund, except:

•	to the extent of any unpaid capital contributions;

•	for the amount of any wrongful distributions that render the Fund insolvent; and

•
for any loss, damage or claim arising from any act or omission of such shareholder, including, without limitation, indemnification liabilities arising from any misrepresentation made by the shareholder to the Fund when purchasing Shares.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Delaware Limited Liability Company Act permits a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands made against them.    Under the LLC Agreement, the Manager and any person designated as an “Indemnified Representative” by the Manager, which may include any person serving, at the request of the Fund, as an officer, director, employee, agent, consultant, fiduciary or trustee of the Fund or another entity, are defended, indemnified and held harmless by the Fund against all judgments and claims against them, including reasonable attorneys’ fees, arising out of any act or omission by them in connection with the business of the Fund; provided however, that such indemnification does not apply to any liability arising out of any negligent act or omission of such person or one that constitutes a breach of the implied contractual covenant of good faith and fair dealing to the Fund, its members or the Manager.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information regarding the Fund’s Financial Statements and Supplementary Data that is contained in Item 15. “Financial Statements and Exhibits” of this Registration Statement on Form 10 is incorporated herein by reference.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) Index to Financial Statements

See “Index to Financial Statements” set forth on page F-1.

(b) Exhibits:

EXHIBIT NUMBER	TITLE OF EXHIBIT

3.1	Articles of Formation of Ridgewood Energy X Fund, LLC dated August 30, 2007.

3.2	Limited Liability Company Agreement between Ridgewood Energy Corporation and Investors of Ridgewood Energy X Fund, LLC dated January 2, 2008

10.1	Participation Agreement between Apache Corporation and Ridgewood Energy Corporation as Manager for South Timbalier 287

10.2	Participation Agreement between El Paso E&P Company, L.P., Ridgewood Energy Corporation as Manager and LLOG Exploration Offshore, Inc. for South Marsh Island 213

10.3	Participation Agreement between W & T Offshore, Inc. and Ridgewood Energy Corporation as Manager for Main Pass 283/279

10.4	Participation Agreement between Newfield Exploration Company and Ridgewood Energy Corporation as Manager for the Luna Project

10.5	Participation Agreement between Newfield Exploration Company and Ridgewood Energy Corporation as Manager for the Aspen Project

23.1	Consent of Ryder Scott Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Manager of Ridgewood Energy X Fund, LLC:

We have audited the accompanying balance sheet of Ridgewood Energy X Fund, LLC (the “Fund”) as of December 31, 2008, and the related statements of operations, changes in members’ capital and cash flows for the year ended December 31, 2008.  These financial statements are the responsibility of the Fund's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ridgewood Energy X Fund, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

March 4, 2009
Parsippany, New Jersey

RIDGEWOOD ENERGY X FUND, LLC
BALANCE SHEET
(in thousands, except share data)

December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	$2,611
Short-term investment in marketable securities	59,487
Production receivable	194
Other current assets	102
Total current assets	62,394

Salvage fund	1,061

Oil and gas properties:
Proved properties	3,666
Less: accumulated depletion and amortization	(803)
Total oil and gas properties, net	2,863

Total assets	$66,318

LIABILITIES AND MEMBERS' CAPITAL
Current liabilities:
Due to operators	$6,386
Accrued expenses	102
Total current liabilities	6,488
Asset retirement obligation	41
Total liabilities	6,529

Commitments and contingencies (Note 8)
Members' capital:
Manager:
Distributions	(33)
Accumulated deficit	(487)
Manager's total	(520)

Shareholders:
Capital contributions (500 shares authorized;
477.8874 issued and outstanding)	94,698
Syndication costs	(11,080)
Distributions	(187)
Accumulated deficit	(23,122)
Shareholders' total	60,309

Total members' capital	59,789

Total liabilities and members' capital	$66,318

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD ENERGY X FUND, LLC
STATEMENT OF OPERATIONS
(in thousands, except per share data)

Year ended
December 31, 2008

Revenue
Oil and gas revenue	$836

Expenses
Depletion and amortization	803
Dry-hole costs	17,477
Investment fees to affiliate (Note 6)	4,289
Management fees to affiliate (Note 6)	2,036
Operating expenses	44
General and administrative expenses	621
Total expenses	25,270
Loss from operations	(24,434)
Other income
Interest income	825

Net loss	$(23,609)

Manager Interest
Net loss	$(487)

Shareholder Interest
Net loss	$(23,122)
Net loss per share	$(48,384)

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD ENERGY X FUND, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
(in thousands, exept share data)

	# of Shares	Manager	Shareholders	Total

Balances, January 1, 2008	-	$-	$-	$-
Shareholders' capital contributions	477.8874	-	94,698	94,698
Syndication costs (included offering fee of $3,336
paid to the Manager and commissions
and placement fees of $114 and $943
respectively, paid to Ridgewood Securities Corp.
- Note 6)	-	-	(11,080)	(11,080)
Distributions	-	(33)	(187)	(220)
Net loss	-	(487)	(23,122)	(23,609)
Balances, December 31, 2008	477.8874	$(520)	$60,309	$59,789

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD ENERGY X FUND, LLC
STATEMENT OF CASH FLOWS
(in thousands)

Year ended
December 31, 2008

Cash flows from operating activities
Net loss	$(23,609)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depletion and amortization	803
Dry-hole costs	17,477
Accretion expense	1
Interest earned on marketable securities	(487)
Changes in assets and liabilities:
Increase in production receivable	(194)
Increase in other current assets	(102)
Increase in due to operator	38
Increase in accrued expenses payable	102
Net cash used in operating activities	(5,971)

Cash flows from investing activities
Capital expenditures for properties	(14,755)
Investment in salvage fund	(1,050)
Interest reinvested in salvage fund	(11)
Investments in held-to-maturity securities	(59,000)
Net cash used in investing activities	(74,816)

Cash flows from financing activities
Contributions from shareholders	94,698
Syndication costs paid	(11,080)
Distributions	(220)
Net cash provided by financing activities	83,398

Net increase in cash and cash equivalents	2,611
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$2,611

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD ENERGY X FUND, LLC
NOTES TO FINANCIAL STATEMENTS

1. Organization and Purpose

The Ridgewood Energy X Fund, LLC (the "Fund"),  Delaware limited liability company, was formed on August 30, 2007 and operates pursuant to a limited liability company agreement (the "LLC Agreement") dated as of  January 2, 2008 by and among Ridgewood Energy Corporation (the "Manager") and the shareholders of the Fund. The Fund was organized to acquire interests in oil and natural gas properties located in the U.S. offshore waters of Texas, Louisiana, and Alabama in the Gulf of Mexico.  Although the date of formation is August 30, 2007, the Fund did not begin business activities until January 2, 2008 when it began its private offering of shares, selling whole and fractional shares of membership interests (“Shares”), consisting of Limited Liability Shares of Membership Interests (“Limited Liability Shares”) and Investor GP Shares of Membership Interests (“Investor GP Shares”), primarily at $200 thousand per whole Share.  Investor GP Shares will be automatically converted into Limited Liability Shares when drilling activities of the Fund that generate tax deductions based on drilling costs are completed or at such time and in such manner as determined by the Manager. Limited Liability Shares and Investor GP Shares generally have identical rights to allocations and distributions, including allocations and distributions upon the liquidation, dissolution or winding up of the Fund.

The Manager has direct and exclusive control over the management of the Fund's operations. With respect to project investments, the Manager locates potential projects, conducts appropriate due diligence and negotiates and completes the transactions in which the investments are made. The Manager performs, or arranges for the performance of, the management, advisory and administrative services required for Fund operations. Such services include, without limitation, the administration of shareholder accounts, shareholder relations and the preparation, review and dissemination of tax and other financial information. In addition, the Manager provides office space, equipment and facilities and other services necessary for Fund operations. The Manager also engages and manages the contractual relations with unaffiliated custodians, depositories, accountants, attorneys, broker-dealers, corporate fiduciaries, insurers, banks and others as required.  See Notes 2, 6 and 8.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Manager reviews its estimates, including those related to property balances, determination of proved reserves, impairment and asset retirement obligations.  Actual results may differ from those estimates.

Cash and Cash Equivalents
All highly liquid investments with maturities, when purchased, of three months or less are considered cash and cash equivalents.  At times, bank deposits may be in excess of federally insured limits.  At December 31, 2008, bank balances, inclusive of salvage fund, exceeded federally insured limits by $2.5 million, all of which was invested in money market accounts that invest solely in U.S. Treasury bills and notes.  Effective October 2008 through December 31, 2009, federally insured limits have been increased from $0.1 million to $0.25 million for interest bearing deposits.  Additionally, non-interest bearing deposits are fully insured during this period.

Investments in Marketable Securities
At times the Fund may invest in U.S. Treasury bills and notes.  These investments are considered short-term when their maturities are greater than three months and one year or less, and long-term when their maturities are greater than one year.  The Fund currently has short-term investments that are classified as held-to-maturity.  Held-to-maturity investments are those securities that the Fund has the ability and intent to hold until maturity, and are recorded at cost plus accrued income, adjusted for the amortization of premiums and discounts, which approximates fair value.  At December 31, 2008, the Fund had short-term held-to-maturity investments totaling $59.5 million, which mature in the first quarter 2009.

For all investments, interest income is accrued as earned and amortization of premium or discount, if any, is included in interest income.

Salvage Fund
The Fund deposits in a separate interest-bearing account, or a salvage fund, money to provide for the dismantling and removal of production platforms and facilities and plugging and abandoning its wells at the end of their useful lives, in accordance with applicable federal and state laws and regulations.   At December 31, 2008, the Fund had held-to-maturity investments within its salvage fund totaling $1.0 million, maturing in 2013.

Interest earned on the account will become part of the salvage fund.  There are no legal restrictions on withdrawals from the salvage fund.

Oil and Gas Properties
Investments in oil and gas properties are operated by unaffiliated entities that are responsible for drilling, administering and producing activities pursuant to the terms of the applicable operating agreements with working interest owners. The Fund's portion of exploration, drilling, operating and capital equipment expenditures is billed by operators.

The successful efforts method of accounting for oil and gas producing activities is followed. Acquisition costs are capitalized when incurred.  Other oil and gas exploration costs, excluding the costs of drilling exploratory wells, are charged to expense as incurred.  The costs of drilling exploratory wells are capitalized pending the determination of whether the wells have discovered proved commercial reserves.  If proved commercial reserves have not been found, exploratory drilling costs are expensed to dry-hole expense.  Costs to develop proved reserves, including the costs of all development wells and related facilities and equipment used in the production of oil and gas, are capitalized.  Expenditures for ongoing repairs and maintenance of producing properties are expensed as incurred.

Upon the sale or retirement of a proved property, the cost and related accumulated depletion and amortization will be eliminated from the property accounts, and the resultant gain or loss is recognized.  Upon the sale or retirement of an unproved property, gain or loss on the sale is recognized.  The Manager does not currently intend to sell any of the Fund’s property interests.

Capitalized acquisition costs of producing oil and gas properties are depleted by the unit-of-production method.

As of December 31, 2008, amounts recorded in due to operators totaling $6.3 million were related to the acquisition of oil and gas properties.

Advances to Operators for Working Interests and Expenditures
The Fund’s acquisition of a working interest in a well or a project may require it to make a payment to the seller for the Fund’s rights, title and interest.  The Fund may be required to advance its share of estimated cash expenditures for the succeeding month’s operation.  The Fund accounts for such payments as advances to operators for working interests and expenditures.  As drilling costs are incurred, the advances are reclassified to unproved properties.

Asset Retirement Obligations
For oil and gas properties, there are obligations to perform removal and remediation activities when the properties are retired.   When a project reaches drilling depth and is determined to be either proved or dry, an asset retirement obligation is incurred. Plug and abandonment costs associated with unsuccessful projects are expensed as dry-hole costs.  The table below presents changes in asset retirement obligations for the year ended December 31, 2008.

2008
(in thousands)
Balance, beginning of period	$-
Liabilities incurred	40
Accretion expense	1
Balance, end of period	$41

As indicated above, the Fund maintains a salvage fund to provide for the funding of future asset retirement obligations.

Syndication Costs
Syndication costs are direct costs associated with offering the Fund’s shares including professional fees, selling expenses and administrative costs payable to the Manager, an affiliate of the Manager and unaffiliated broker-dealers, which are reflected on the Fund’s balance sheet as a reduction of shareholders’ capital.

Revenue Recognition and Imbalances
Oil and gas revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if collectibility of the revenue is probable.

The Fund uses the sales method of accounting for gas production imbalances. The volumes of gas sold may differ from the volumes to which the Fund is entitled based on its interests in the properties. These differences create imbalances that are recognized as a liability only when the properties’ estimated remaining reserves net to the Fund will not be sufficient to enable the under-produced owner to recoup its entitled share through production. The Fund’s recorded liability, if any, would be reflected in other non-current liabilities. No receivables are recorded for those wells where the Fund has taken less than its share of production.

Impairment of Long-Lived Assets
In accordance with the provisions of the Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment of Long-Lived Assets”, long-lived assets, such as oil and gas properties, are evaluated when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. The determination of whether impairment has occurred is made by comparing the carrying values of long-lived assets to the estimated future undiscounted cash flows attributable to the asset.  The impairment loss recognized is the excess of the carrying value over the future discounted cash flows attributable to the asset or the estimated fair value of the asset.  No impairments have been recorded in the Fund since inception.

Depletion and Amortization
Depletion and amortization of the cost of proved oil and gas properties are calculated using the units-of-production method.  Proved developed reserves are used as the base for depleting capitalized costs associated with successful exploratory wells.  The sum of proved developed and proved undeveloped reserves is used as the base for depleting or amortizing leasehold acquisition costs, the costs to acquire proved properties and platform and pipeline costs.

Income Taxes
No provision is made for income taxes in the financial statements. The Fund is a limited liability company and as such the income or losses are passed through and included in the tax returns of the Fund’s shareholders.

Income and Expense Allocation
Profits and losses are allocated 85% to shareholders in proportion to their relative capital contributions and 15% to the Manager, except for interest income and certain expenses such as dry-hole costs, trust fees, depletion and amortization, which are allocated 99% to shareholders and 1% to the Manager.

3.   Recent Accounting Standards

In December 2008, the Securities and Exchange Commission (“SEC”) announced final approval of new requirements for reporting oil and gas reserves.  The new requirements provide for consideration of new technologies in evaluating reserves, allow companies to disclose their probable and possible reserves to investors, report oil and gas reserves using an average price based on the prior 12-month period rather than year-end prices, and revise the disclosure requirements for oil and gas operations.  The new rule is expected to be effective for fiscal years ending on or after December 31, 2009.  The Fund has not yet evaluated the effects of these new requirements on its financial statements and disclosures.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” (“SFAS No.162”), which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with GAAP.  SFAS No. 162 will be effective sixty days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411.  The Fund does not expect the adoption of SFAS No. 162 will have a material impact on its financial condition or results of operation.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. An entity would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The decision about whether to elect the fair value option (i) is applied instrument by instrument, with a few exceptions; (ii) is irrevocable; and (iii) is applied only to entire instruments and not to portions of instruments. The statement requires disclosures that facilitate comparisons (a) between entities that choose different measurement attributes for similar assets and liabilities and (b) between assets and liabilities in the financial statements of an entity that selects different measurement attributes for similar assets and liabilities. SFAS No. 159 was effective for the Fund upon inception.  The Fund has not elected to measure existing assets and liabilities at fair value.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No.157”), which applies under most other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 provides a common definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants. The new standard also provides guidance on the methods used to measure fair value and requires expanded disclosures related to fair value measurements.  SFAS No. 157 had originally been effective for financial statements issued for fiscal years beginning after November 15, 2007, however the FASB has agreed on a one year deferral for all non-financial assets and liabilities. Upon inception, the Fund adopted SFAS 157 for financial assets and liabilities.

4. Unproved Properties - Capitalized Exploratory Well Costs

Leasehold acquisition and exploratory drilling costs are capitalized pending determination of whether the well has found proved reserves.  Unproved properties are assessed on a quarterly basis by evaluating and monitoring if sufficient progress is made on assessing the reserves.

The following table reflects the net changes in unproved properties for the year ended December 31, 2008.

December 31, 2008
(in thousands)
Balance, beginning of year	$-
Additions to capitalized exploratory well costs
pending the determination of proved reserves	3,625
Reclassifications to proved properties based on
the determination of proved reserves	(3,625)
Capitalized exploratory well costs charged to
dry-hole costs	-
Balance, end of year	$-

Capitalized exploratory well costs are expensed as dry-hole costs in the event that reserves are not found or are not in sufficient quantities to complete the well and develop the field.  Dry-hole costs are detailed in the table below.

Year ended
Lease Block	December 31, 2008
(in thousands)

South Timbalier 287	$10,610
South Marsh Island 213	4,604
Main Pass 283/279 Well # 2	2,263
$17,477

5.  Distributions

Distributions to shareholders are allocated in proportion to the number of Shares held.  Certain shares have early investment incentive and advance distribution rights, as defined in the Fund’s LLC Agreement, which range from approximately an additional $8 thousand to $16 thousand per share.

The Manager will determine whether available cash from operations, as defined in the Fund’s LLC Agreement, is to be distributed.  Such distribution will be allocated 85% to the shareholders and 15% to the Manager, as required by the Fund’s LLC Agreement.

Available cash from dispositions, as defined in the Fund’s LLC Agreement, will be paid 99% to shareholders and 1% to the Manager until the shareholders have received total distributions equal to their capital contributions. After shareholders have received distributions equal to their capital contributions, 85% of available cash from dispositions will be distributed to shareholders and 15% to the Manager.

During the year ended December 31, 2008 the Manager and shareholder distributions totaled $33 thousand and $0.2 million, respectively.

6.  Related Parties

The Fund incurred a one-time investment fee of approximately 4.5% of initial capital contributions, payable to the Manager.  Fees are payable for services of investigating and evaluating investment opportunities and effecting transactions and are expensed as incurred.  For the year ended December 31, 2008, investment fees were $4.3 million.

In 2008, the Fund incurred an offering fee, payable to the Manager, totaling $3.3 million, which approximated 3.5% of capital contributions directly related to the offer and sale of Shares of the Fund.  At December 31, 2008, such offering fee was included in syndication costs of $11.1 million.

In 2008, Ridgewood Securities Corporation, a registered broker-dealer affiliated with the Manager, was paid selling commissions and placement fees for Shares sold of the Fund of $0.1 million and $0.9 million, respectively, which are reflected in syndication costs.

The LLC Agreement provides that the Manager render management, administrative and advisory services.  For such services, the Manager is paid an annual management fee, payable monthly, of 2.5% of total capital contributions, net of cumulative dry-hole and related well costs incurred by the Fund.   Management fees of $2.0 million were incurred during year ended December 31, 2008.

At times, short-term payables and receivables, which do not bear interest, arise from transactions with affiliates in the ordinary course of business. At December 31, 2008, the Fund had a receivable from the Manager of $17 thousand, which was included in other current assets.

None of the compensation to be received by the Manager has been derived as a result of arm’s length negotiations.

The Fund has working interest ownership in certain projects to acquire and develop oil and natural gas projects with other entities that are likewise managed by the Manager.

7.  Fair Value of Financial Instruments

At December 31, 2008, the carrying value of cash and cash equivalents, short-term investments in marketable securities, salvage fund, production receivable, due to operators and accrued expenses approximate fair value.

8. Commitments and Contingencies

Capital Commitments
The Fund has entered into multiple agreements for the drilling and development of its investment properties. The estimated capital expenditures associated with these agreements vary depending on the stage of development on a property-by-property basis.  As of December 31, 2008, the Fund had committed to spend an additional $28.0 million related to its investment properties.

Environmental Considerations
The exploration for and development of oil and gas involves the extraction, production and transportation of materials which, under certain conditions, can be hazardous or cause environmental pollution problems.  The Manager and the operators of the Fund’s properties are continually taking action they believe appropriate to satisfy applicable federal, state and local environmental regulations and do not currently anticipate that compliance with federal, state and local environmental regulations will have a material adverse effect upon capital expenditures, results of operations or the competitive position of the Fund in the oil and natural gas industry.  However, due to the significant public and governmental interest in environmental matters related to those activities, the Manager cannot predict the effects of possible future legislation, rule changes, or governmental or private claims.  At December 31, 2008, there were no known environmental contingencies that required the Fund to record a liability.

Insurance Coverage
The Fund is subject to all risks inherent in the exploration for and development of oil and natural gas. Insurance coverage as is customary for entities engaged in similar operations is maintained, but losses may occur from uninsurable risks or amounts in excess of existing insurance coverage. The occurrence of an event that is not insured or not fully insured could have an adverse impact upon earnings and financial position.  Moreover, insurance is obtained as a package covering all of the funds managed by the Manager.  Claims made by other funds managed by the Manager can reduce or eliminate insurance for the Fund.

9.  Subsequent Events

South Timbalier 287
In November 2007, the Fund acquired an 11.0% working interest in the exploratory project South Timbalier 287 from Apache Corporation (“Apache”), the operator.  This project began drilling in March 2008 and was determined to be an unsuccessful well, or dry hole, in January 2009.  For the year ended December 31, 2008, dry-hole costs related to this well were $10.6 million.  Additional dry-hole costs of $0.9 million, including plug and abandonment expenses, were incurred during the first quarter 2009.

Ridgewood Energy X Fund, LLC
Supplementary Financial Information
Information about Oil and Natural Gas Producing Activities - Unaudited

In accordance with Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities,” this section provides supplemental information on oil and natural gas exploration and producing activities of the Fund.

The Fund is engaged solely in oil and natural gas activities, all of which are currently located in the United States offshore waters of Louisiana in the Gulf of Mexico.

Table I - Capitalized Costs Related to Oil and Gas Producing Activities
December 31,
2008
(in thousands)
Advances to operators for working interests and expenditures	$-
Unproved properties	-
Proved properties	3,666
Total oil and gas properties	3,666
Accumulated depletion and amortization	(803)
Oil and gas properties, net	$2,863

Table II - Costs Incurred in Exploration, Property Acquisitions and Development
Year ended December 31, 2008
(in thousands)
Exploratory drilling costs - capitalized	$3,666
Exploratory drilling costs - expensed	17,477
Geological costs	5
$21,148

Table III - Reserve Quantity Information

Oil and gas reserves of the Fund have been estimated by an independent petroleum engineer, Ryder Scott Company at December 31, 2008.  These reserve disclosures have been prepared in compliance with the Securities and Exchange Commission rules.   Due to inherent uncertainties and the limited nature of recovery data, estimates of reserve information are subject to change as additional information becomes available.

	December 31, 2008
	United States
	Oil (BBLS)	Gas (MCF)
Proved developed reserves:
Beginning of year	-	-
Discoveries	20,011	327,745
Revisions of previous estimates	-	-
Production	(4,810)	(67,812)
End of year	15,201	259,933

Due to the inherent uncertainties and the limited nature of recovery data, estimates of reserve information are subject to change as additional information becomes available.

Table IV - Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves

Summarized in the following table is information for the Fund with respect to the standardized measure of discounted future net cash flows relating to proved oil and gas reserves.  Future cash inflows are computed by applying year-end prices of oil and gas relating to the Fund's proved reserves to the year-end quantities of those reserves.  Future production, development, site restoration and abandonment costs are derived based on current costs assuming continuation of existing economic conditions.

December 31,
2008
(in thousands)
Future estimated revenues	$2,035
Future estimated production costs	(141)
Future estimated development costs	-
Future net cash flows	1,894
10% annual discount for estimated timing of cash flows	(133)
Standardized measure of discounted future estimated net cash flows	$1,761

Table V - Changes in the Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves

The changes in present values between years, which can be significant, reflect changes in estimated proved reserve quantities and prices and assumptions used in forecasting production volumes and costs.

Year ended December 31,
2008
(in thousands)
Standardized measure beginning of the year	$-
Sales of oil and gas production, net of production costs	(797)
Net changes in prices and production costs	-
Extensions, discoveries, and improved
recovery and techniques, less related costs	2,558
Development costs incurred during the period	-
Revisions of previous reserve quantities estimate	-
Revision due to timing of cash flows	-
Accretion of discount	-
Timing and other	-
Standardized measure end of the year	$1,761

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIDGEWOOD ENERGY X FUND, LLC

Date: March 4, 2009	By:	/s/ ROBERT E. SWANSON
Robert E. Swanson
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ ROBERT E. SWANSON	Chief Executive Officer	March 4, 2009
Robert E. Swanson	(Principal Executive Officer)

/s/ KATHLEEN P. MCSHERRY	Executive Vice President and Chief Financial Officer	March 4, 2009
Kathleen P. McSherry	(Principal Accounting and Financial Officer)

RIDGEWOOD ENERGY CORPORATION
/s/ ROBERT E. SWANSON	Chief Executive Officer of the Manager	March 4, 2009
Robert E. Swanson